                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         OFFICIAL PAYMENTS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  676235 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mark W. Yonkman
                        Comerica Tower at Detroit Center
                          500 Woodward Avenue, MC 3391
                            Detroit, Michigan 48226
                                 (313)222-3432
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676235 10 4
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Comerica Incorporated
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     HC

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

     This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Official Payments Corporation, a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at Three Landmark Square, Stamford, CT 06901.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) The person filing this amended statement is Comerica Incorporated, a Delaware corporation (the "Reporting Person").

     (b) The address of the Reporting Person's principal business and principal office is Comerica Tower at Detroit Center, 500 Woodward Avenue, MC 3391, Detroit, Michigan 48226.

     (c) The principal business of the Reporting Person is that of a financial holding company.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            N/A

ITEM 4.     PURPOSE OF TRANSACTION.

     THIS AMENDMENT TO REPORTING PERSON'S SCHEDULE 13D IS BEING FILED TO REFLECT THE SALE OF ALL OF THE SHARES OF THE CORPORATION HELD BY THE REPORTING PERSON, PURSUANT TO THE TENDER OFFER ANNOUNCED BY TIER TECHNOLOGIES, INC., A DELAWARE CORPORATION ("TIER") AND KINGFISH ACQUISITION CORPORATION, A DELAWARE CORPORATION AND WHOLLY OWNED SUBSIDIARY OF TIER ("PURCHASER"), FOR ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE CORPORATION. THE TENDER OFFER EXPIRED AT MIDNIGHT ON JULY 24, 2002, IN ACCORDANCE WITH ITS TERMS, AND ON JULY 31, 2002, THE CORPORATION WAS MERGED INTO THE PURCHASER.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     As of July 31, 2002, the Reporting Person no longer owned any shares of the Common Stock of the Corporation.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: August 8, 2002

                                                Comerica Incorporated



                                             By:/s/ Mark W. Yonkman
                                                -----------------------------
                                          Name: Mark W. Yonkman
                                                Title: Senior Vice President